United States securities and exchange commission logo





                            September 8, 2022

       Richard Stockinger
       Chief Executive Officer
       Fiesta Restaurant Group, Inc.
       14800 Landmark Boulevard, Suite 500
       Dallas, Texas 75254

                                                        Re: Fiesta Restaurant
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2022
                                                            Filed March 10,
2022
                                                            Form 8-K Filed
August 11, 2022
                                                            File No. 001-35373

       Dear Mr. Stockinger:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 2, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Management's Use of Non-GAAP Financial Measures, page 47

   1.                                                   Please reconcile
Restaurant-level Adjusted EBITDA to income (loss) from operations, the most directly
comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B)
of Regulation S-K.
   2. Please tell us your consideration of including net income (loss) as percentage of total revenues where you
disclose Adjusted EBITDA as a percentage of total revenues and income (loss) from
operations as a percentage of restaurant sales where you disclose
                                                        Restaurant-level
Adjusted EBITDA as percentage of restaurant sales which are the most directly comparable
financial measures calculated and presented in accordance with
                                                        GAAP. Refer to Item
10(e)(1)(i)(A) of Regulation S-K.
 Richard Stockinger
Fiesta Restaurant Group, Inc.
September 8, 2022
Page 2
3. Reference is made to the removal of closed restaurant rent expense, net of sublease income, and digital and brand repositions costs in your calculation of Consolidated
         Adjusted EBITDA. Please tell us if you consider these expenses normal, recurring, cash operating expenses necessary to operate your business. If so, tell us why the measure is not misleading. Refer to Question 100.01 of the Staff's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
Form 8-K Filed August 11, 2022

Exhibit 99.1, page 1

4.       Reference is made to your discussion of Restaurant-level Adjusted
EBITDA margin
         and Consolidated Adjusted EBITDA on pages 1 and 4. Please present and discuss the most directly comparable GAAP measures with equal or greater prominence. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
5. Your adjustments (a) and (b) on pages 17 and 18 related to tax law change and to reverse the tax valuation allowance appear to result in an individually tailored income tax recognition method. Please revise your presentation to omit these adjustments or tell us why you believe they are appropriate. Refer to Questions 100.04 and
102.11 of the Staff's
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRichard Stockinger                         Sincerely,
Comapany NameFiesta Restaurant Group, Inc.
                                                             Division of
Corporation Finance
September 8, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName